UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

RadioShack Corp.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

750438103
(CUSIP Number)

Charles Murphy c/o Litespeed Management, L.L.C. 623 Fifth Avenue, 26th Floor New York, New York 10022 (212) 808-7423
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	750438103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Litespeed Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,875,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,875,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,875,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	750438103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Litespeed Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,875,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,875,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,875,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	750438103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jamie Zimmerman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,875,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,875,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,875,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	750438103

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $1.00 par value (the "Shares"), of RadioShack Corp. a Delaware Corporation (the "Issuer").  The principal executive offices of the Issuer are located at 300 RadioShack Circle, Mail Stop CF3-203, Fort Worth, Texas  76102, United States of America.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Litespeed Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), Litespeed Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund") and Jamie Zimmerman, a citizen of the United States.
The Investment Manager, the Master Fund and Jamie Zimmerman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 623 Fifth Avenue, 26th Floor, New York, New York 10022.
The Master Fund is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Master Fund are located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, Grand Cayman KY1-1104, Cayman Islands.
Jamie Zimmerman is the managing member of the Investment Manager and her business address is 623 Fifth Avenue, 26th Floor, New York, New York 10022.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Master Fund is a limited partner in General Retail Holdings L.P. ("GRH") a private investment fund, the general partner of which is an affiliate of Standard General L.P. ("Standard General").  Pursuant to an agreement between GRH and the Master Fund, GRH has agreed that, subject to certain conditions, following the closing of a rights offering that the Issuer has agreed to complete, GRH will make a distribution in kind as promptly as practicable to the Master Fund consisting of the portion of the shares of Preferred Stock held by GRH that are allocable to the Master Fund.  Further, if requested by the Master Fund at any time, GRH has also agreed to use reasonable efforts to cause the Issuer to permit the Master Fund to directly hold the assets and securities representing its proportionate interest in GRH.  The Reporting Persons expressly disclaim the formation or existence of a group by or among the Reporting Persons, on the one hand, and any party to any of the agreements (including but not limited to GRH and Standard General), on the other, and the Reporting Persons disclaim beneficial ownership of securities of the Issuer, if any, beneficially owned by any such party or person for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, or any other purpose.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 8,875,000 Shares owned beneficially by private investment vehicles, including the Master Fund, for which the Investment Manager serves as investment manager (the "Funds"), representing approximately 8.8% of the Shares, based upon 100,687,856* Shares outstanding.
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of and has shared voting and dispositive power of 8,875,000 Shares, representing approximately 8.8% of the Shares, based upon 100,687,856 Shares outstanding.

As of the date hereof, Jamie Zimmerman, in her capacity as the Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 8,875,000 Shares owned beneficially by the Funds, representing approximately 8.8% of the Issuer's outstanding Shares, based upon 100,687,856 Shares outstanding.

The Reporting Persons have not effected any transactions in the Shares during the sixty day period prior to the filing of this Schedule 13D.

*This outstanding Shares figure reflects the number of outstanding Shares as reported in the Issuer's Form 10-Q, filed on September 11, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Litespeed Management, L.L.C.

By:	/s/ Jamie Zimmerman
Title: Managing Member

/s/ Jamie Zimmerman
Jamie Zimmerman

Litespeed Master Fund, Ltd.

By:	/s/ Jamie Zimmerman
Title: Director

Dated:  October 8, 2014

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated October 8, 2014 relating to the Common Stock of RadioShack Corp. shall be filed on behalf of the undersigned.

Litespeed Management, L.L.C.

By:	/s/ Jamie Zimmerman
Title: Managing Member

/s/ Jamie Zimmerman
Jamie Zimmerman

Litespeed Master Fund, Ltd.

By:	/s/ Jamie Zimmerman
Title: Director

October 8, 2014

SK 03371 0003 6156594